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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$915,695,669.38	$92,210.55

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 51,164,243 which is the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase multiplied by (y) the offer price of NT$275 per ADS as converted into U.S. dollars based on the exchange rate reported by the Taipei Forex Inc. which appears on the Reuters screen TAIFX1 page under the heading "Spot" as of 11:00 a.m. Taipei time on December 24, 2015 and (ii) the product of (x) 290,000,000 which is the maximum number of Common Shares (excluding shares represented by ADSs) estimated to be held by U.S. holders that can be purchased pursuant to the U.S. Offer to Purchase (based on publicly available information as of December 24, 2015) multiplied by (y) the offer price of NT$55 per Common Share as converted into U.S. dollars based on the exchange rate reported by the Taipei Forex Inc. which appears on the Reuters screen TAIFX1 page under the heading "Spot" as of 11:00 a.m. Taipei time on December 24, 2015.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☒
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Rule 13e–4(i)  (Cross–Border Issuer Tender Offer)

☒
Rule 14d–1(d)  (Cross–Border Third–Party Tender Offer)

        This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the "Schedule TO") by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase up to 770,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.71% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China ("SPIL"), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the U.S. Offer to Purchase, dated December 29, 2015 (the "U.S. Offer to Purchase"), and in the related ADS Letter of Transmittal and Common Share Form of Acceptance, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

ITEM 1.    SUMMARY TERM SHEET

        The information under the heading "Summary Term Sheet" in the U.S. Offer to Purchase is incorporated by reference in response to Item 1 of this Schedule TO.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "The Offer—Section 8. Certain Information Concerning SPIL", which is incorporated herein by reference.

        (b) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet" and "The Offer—Section 7. Price Range of ADSs and Common Shares", which is incorporated herein by reference.

        (c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "The Offer—Section 7 Price Range of ADSs and Common Shares", which is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet" and "The Offer—Section 8. Certain Information Concerning Purchaser", which is incorporated herein by reference.

        (b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning Purchaser", which is incorporated herein by reference.

        (c) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "The Offer—Section 8. Certain Information Concerning Purchaser" and in Schedule A thereto, which is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "The Offer—Section 2. Terms of the U.S. Offer", "The Offer—Section 3. Acceptance for Payment and Payment", "The Offer—Section 4. Procedure for Tendering ADSs and Common Shares", "The Offer—Section 5. Withdrawal Rights", "The Offer -Section 6. Material Tax Consequences" and "The Offer -Section 11. Conditions to the U.S. Offer", which is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a) Not applicable.

        (b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations", which is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a) and (c)(1) through (7) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations", "Special Factors—Section 2. Purpose of the Offers; Alternatives; Plans for SPIL", "Special Factors—Section 4. Effects of the Offers" and "The Offer—Section 2. Terms of the U.S. Offer", which is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b) and (d) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Summary Term Sheet", and "The Offer—Section 10. Source and Amount of Funds", which is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a), (b) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations", "Special Factors—Section 7. Interest in Common Shares and ADSs", "The Offer—Section 9. Certain Information Concerning Purchaser", and in Schedule A thereto, which is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        (a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "The Offer—Section 13. Fees and Expenses", which is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        (a), (b) Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1) None.

        (a)(2), and (3) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Introduction", "Special Factors—Section 2. Purpose of the Offers; Alternatives; Plans for SPIL" and "The Offer: Section 12, Regulatory Approvals", which is incorporated herein by reference.

(a)(4) None

        (a)(5) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations" , which is incorporated herein by reference.

        (c) None.

ITEM 12.    EXHIBITS

Exhibit No.	Description
(a)(1)	U.S. U.S. Offer to Purchase dated December 29, 2015.
(a)(2)	ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Common Share Form of Acceptance (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(5)	Letter to Clients (ADSs).
(a)(6)	Letter to Financial Intermediaries and Custodians (Common Shares).
(a)(7)	Letter to Clients (Common Shares).
(a)(8)	Summary Advertisement, dated December 29, 2015.
(a)(9)	English Translation of Crowe Horwath (TW) CPAs Opinion dated December 13, 2015.
(a)(10)	English Translation of Crowe Horwath (TW) CPAs Opinion dated December 21, 2015.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2.    Subject Company Information

(d)
Reference is made to the information set forth in the U.S. Offer to Purchase under the heading. "The Offer—Section 7. Price Range of ADSs and Common Shares", which is incorporated herein by reference.

(e)
Not applicable.

(f)
Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Introduction" and "Special Factors—Section 1. Background of the Offers; Past Contacts, Negotiations", which is incorporated herein by reference.

Item 4.    Terms of the Transaction

(c)
None.

(d)
Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Special Factors—Section 5: Appraisal Rights", which is incorporated herein by reference.

(e)
None.

(f)
Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(c)
Reference is made to the information set forth in the U.S. U.S. Offer to Purchase under the heading "Special Factors—Section 1. Background of the Offers, Past Contacts, Negotiations", which is incorporated herein by reference.

(e)
None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)
Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Introduction", "Summary Term Sheet", "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations", "Special Factors—Section 2. Purpose of the Offers; Alternatives;

  Plans for SPIL", "Special Factors—Section 3" and "Special Factors—Section 4. Effects of the Offers", which is incorporated herein by reference.

        (c)(8) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Summary Term Sheet", "Special Factors—Section 4. Effects of the Offers", which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a) through (c) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Introduction", "Summary Term Sheet", "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations" and "Special Factors—Section 2. Purpose of the Offers; Alternatives; Plans for SPIL", which is incorporated herein by reference:

        (d) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Special Factors—Section 2. Purpose of the Offers; Alternatives; Plans for SPIL", "Section 4. Effects of the Offers", "Special Factors—Section 5. Appraisal Rights" and "The Offer—Section 6. Material Tax Consequences", which is incorporated herein by reference:

Item 8.    Fairness of the Transaction.

        (a) through (f) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings "Summary Term Sheet", "Special Factors—Section 1. Background of the Offers; Past Contacts; Negotiations", "Special Factors—Section 2. Purpose of the Offers; Alternatives; Plans for SPIL" and "Special Factors—Section 3. Fairness of the Offers and the Proposed Combination" which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a) through (c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Special Factors-Section 3. Fairness of the Offers and the Proposed Combination", which is incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration.

        Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "The Offer—Section 13. Fees and Expenses.", which is incorporated herein by reference.

Item 12.    The Solicitation/Recommendation.

        (d) and (e) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading "Summary Term Sheet", which is incorporated herein by reference.

Item 13.    Financial Statements.

        (a) The audited consolidated financial statements of SPIL for the year ended December 31, 2013 and December 31, 2014 are incorporated herein by reference to item 18 of SPIL's Annual Report on Form 20-F for the year ended December 31, 2014 filed on April 27, 2015.

        (b) Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (b) None.

Item 16.    Exhibits.

        Reference is made to Item 12 Exhibits of this Schedule TO.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ JOSEPH TUNG

	Name:	Joseph Tung
	Title:	Chief Financial Officer

 EXHIBIT INDEX

  Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	U.S. Offer to Purchase dated December 29, 2015.
(a)(2)	ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Common Share Form of Acceptance (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(5)	Letter to Clients (ADSs).
(a)(6)	Letter to Financial Intermediaries and Custodians (Common Shares).
(a)(7)	Letter to Clients (Common Shares).
(a)(8)	Summary Advertisement, dated December 29, 2015.
(a)(9)	English Translation of Crowe Horwath (TW) CPAs Opinion dated December 13, 2015.
(a)(10)	English Translation of Crowe Horwath (TW) CPAs Opinion dated December 21, 2015.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
  Item 2. Subject Company Information
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 12. The Solicitation/Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX